UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 6, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 6, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

Release:            Immediate             June 5, 2014

Canadian Pacific Announces Cash Tender Offer for up to $400,000,000 Aggregate Purchase Price of its 7.125% Notes due 2031, 9.450% Notes due 2021, 5.950% Notes due 2037 and 5.750% Notes due 2033

Canadian Pacific Railway Limited (TSX:CP) (NYSE:CP) today announced that its wholly owned subsidiary, Canadian Pacific Railway Company (“CP”), has commenced cash tender offers (each offer an “Offer” and collectively, the “Offers”) for up to U.S.$400,000,000 aggregate purchase price of its outstanding 7.125% Notes due 2031 (the “2031 Notes”), 9.450% Notes due 2021 (the “2021 Notes”), 5.950% Notes due 2037 (the “2037 Notes”) and 5.750% Notes due 2033 (the “2033 Notes” and together with the 2031 Notes, 2021 Notes and 2037 Notes, the “Notes”) on the terms and subject to the conditions set forth in its Offer to Purchase, dated June 5, 2014, and the related Letter of Transmittal.

The consideration being offered for the Notes accepted for purchase in the Offers is set forth in the table below:

Title of Securities and CUSIP Numbers	Principal Amount Outstanding	Acceptance Priority Level	Reference Treasury Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)	Hypothetical Tender Offer Consideration (2)(3)	Early Tender Payment(4)	Hypothetical Total Consideration (2)(3)
7.125% Notes due 2031 (CUSIP No. 13645RAD6)	$350,000,000	1	3.625% due February 15, 2044	PX1	75	$1,328.36	$30.00	$1,358.36
9.450% Notes due 2021 (CUSIP No. 136440AL8)	$250,000,000	2	2.500% due May 15, 2024	PX1	65	$1,359.36	$30.00	$1,389.36
5.950% Notes due 2037 (CUSIP No. 13645RAF1)	$450,000,000	3	3.625% due February 15, 2044	PX1	80	$1,218.56	$30.00	$1,248.56
5.750% Notes due 2033 (CUSIP No. 13645RAE4)	$250,000,000	4	3.625% due February 15, 2044	PX1	80	$1,163.43	$30.00	$1,193.43

(1)	The applicable page on Bloomberg from which the Dealer Managers will quote the bid-side prices of the applicable Reference Treasury Securities (defined below).

(2)	Per $1,000 principal amount of Notes tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Notes accepted for purchase up to, but excluding, the applicable Settlement Date.

(3)	The Hypothetical Tender Offer Consideration and Hypothetical Total Consideration for all series of Notes, based on the Reference Yield (defined below) of the Reference Treasury Security (as set forth above) as of 2:00 p.m., New York City time on June 4, 2014 and an Early Settlement Date on June 24, 2014. The actual Reference Yields of the Reference Treasury Securities will be determined by the Dealer Managers based on certain quotes available at the Price Determination Date, which is expected to be at 2:00 p.m., New York City Time, on June 18, 2014. See Schedules A and B in the Offer to Purchase for more detailed instructions.

(4)	Per $1,000 principal amount of Notes.

The Total Consideration paid in the Offers for the Notes will be determined in the manner described in the Offer to Purchase by reference to a fixed spread over the yield to maturity of the applicable U.S. Treasury Security (the “Reference Treasury Security”) specified in the table above and in the Offer to Purchase. Holders of Notes that are validly tendered and not validly withdrawn at or before 5:00 p.m. on June 18, 2014 (the “Early Tender Date”) and accepted for purchase will receive the applicable Total Consideration, which includes an early tender payment of $30.00 per $1,000 principal amount of the Notes accepted for purchase (the “Early Tender Payment”). Holders of Notes who validly tender their Notes after the Early Tender Date and at or before the Expiration Date will only receive the applicable Tender Offer Consideration per $1,000 principal amount of Notes tendered by such holders that are accepted for purchase, which is equal to the applicable Total Consideration minus the Early Tender Payment. Holders whose Notes are accepted for purchase pursuant to the Offers will also receive accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the applicable Settlement Date.

As set forth in the Offer to Purchase, the Offers are subject to a maximum aggregate purchase price in respect of Notes purchased of U.S.$400 million (the “Tender Cap”) and the application of the acceptance priority levels set forth in the table above (the “Acceptance Priority Levels”). If the aggregate purchase price of Notes of any series tendered exceeds the amount of the Tender Cap available for application to the Acceptance Priority Level for such series of Notes then, if Notes of such series are accepted for purchase, such Notes will be accepted on a pro rata basis.

CP reserves the right but is under no obligation, at any point following the Early Tender Date and before the Expiration Date, to accept for purchase any Notes validly tendered at or prior to the Early Tender Date (the “Early Settlement Date”). The Early Settlement Date will be determined at CP’s option and is currently expected to occur on June 24, 2014, the fourth business day following the Early Tender Date, subject to all conditions to the Offers having been satisfied or waived by CP. Irrespective of whether CP chooses to exercise its option to have an Early Settlement Date, CP will purchase any remaining Notes that have been validly tendered by the Expiration Date and that it chooses to accept for purchase, subject to the Tender Cap, the application of the Acceptance Priority Levels and all conditions to the Offers having been satisfied or waived by it, on a date immediately following the Expiration Date (the “Final Settlement Date” and each of the Early Settlement Date and Final Settlement Date, a “Settlement Date”). The Final Settlement Date is expected to occur on the first business day following the Expiration Date, subject to all conditions to the Offers having been satisfied or waived by CP. The expected Final Settlement Date is July 3, 2014, unless extended by CP, assuming all conditions to the Offers have been satisfied or waived by CP.

The amount of a series of Notes purchased in the Offers will be based on the Acceptance Priority Level for such series, as set forth above and in the Offer to Purchase, and may be prorated. The Notes with the first acceptance priority level, the 2031 Notes, will be purchased before those with the second acceptance priority level, the 2021 Notes, which will be purchased before those with the third acceptance priority level, the 2037 Notes, which will be purchased before those with the fourth priority level, the 2033 Notes. If there are sufficient remaining funds to purchase some, but not all of the Notes of a series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate purchase price of Notes of that series validly tendered and not withdrawn in the applicable Offer and no Notes of a series with a lower Acceptance Priority Level will be accepted for purchase.

The Offers will expire at 12:00 midnight, New York City time, on July 2, 2014 (the “Expiration Date”) (which is the end of the day on July 2, 2014), unless extended or earlier terminated. CP reserves the right to terminate, withdraw or amend the Offers at any time subject to applicable law.

Notes tendered in the Offers may only be withdrawn prior to 5:00 p.m. on June 18, 2014 (the “Withdrawal Date”). Notes tendered after the Withdrawal Date and prior to the Expiration Date may not be withdrawn. CP reserves the right, but is under no obligation, to increase or decrease the Tender Cap, subject to compliance with applicable law, which could result in CP purchasing a greater or lesser principal amount of Notes in the Offers. There can be no assurance that CP will exercise its right to increase or decrease the Tender Cap. If CP increases or decreases the Tender Cap or extends the Early Tender Date, CP does not expect to extend the Withdrawal Date, subject to applicable law. If holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Tender Cap and the Tender Cap is subsequently increased on or after the Withdrawal Date, such holders will not be able to withdraw any of their previously tendered Notes. Accordingly, holders should not tender any Notes that they do not wish to be accepted for purchase.

The obligation to accept for purchase, and to pay for, Notes validly tendered and not withdrawn pursuant to the Offers is subject to the satisfaction or waiver of the conditions to the relevant Offers, including the condition (the “Tender Financing Condition”) that CP has successfully completed one or more debt financing transactions (the “Debt Financing Transactions”), including potential debt securities offerings, in a minimum aggregate principal amount that will generate sufficient proceeds to purchase the Notes accepted for purchase in the Offers, including payment of the Tender Offer Consideration or Total Consideration, as applicable, and pay all fees and expenses associated with the foregoing, all on terms and conditions acceptable to CP in its sole discretion, subsequent to the date hereof and on or prior to the Final Settlement Date. There can be no assurance that CP will be able to complete the Debt Financing Transactions, and thus no assurance that the Tender Financing Condition will be satisfied.

The complete terms and conditions of the Offers are set forth in the related Offer to Purchase and the Letter of Transmittal which are being sent to holders of the Notes. Holders of the Notes are urged to read the tender offer documents carefully. Notes not tendered and purchased pursuant to the Offers will remain outstanding, mature and be paid in accordance with their terms.

The Offers are being made solely by means of the related Offer to Purchase and the Letter of Transmittal. This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, including in connection with the Debt Financing Transactions, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Offer to Purchase. None of CP, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee is making any recommendation as to whether holders of the Notes should tender their Notes in response to the Offers.

Morgan Stanley & Co. LLC, BofA Merrill Lynch and HSBC Securities (USA) Inc. are the Dealer Managers for the Offers. Questions regarding the Offers may be directed to Morgan Stanley & Co. LLC at (800) 624-1808 (toll-free) and (212) 761-1057 (collect), to BofA Merrill Lynch at (888) 292-0070 (toll free) or (980) 387-3907 (collect) or to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or (212) 525-5522 (collect). Requests for the Offer to Purchase and the Letter of Transmittal may be directed to D.F. King & Co. at 48 Wall Street, 22nd Floor, New York, New York 10005 Attn: Krystal Scrudato, (212) 269-5550 (for banks and brokers) or (800) 431-9643 (for all others).

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, purchases of common shares for cancellation under CP’s share repurchase program, future sources of capital, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information.

Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_Greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca